SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                    CB RICHARD ELLIS SERVICES, INC.
                ----------------------------------------
                           (Name of Issuer)


                    Common Stock, $0.01 par value
                ----------------------------------------
                   (Title of Class of Securities)


                              12489L108
                ----------------------------------------
                           (CUSIP Number)

                           Donald M. Koll
                       4343 Von Karman Avenue
                   Newport Beach, California 92660
                           (949) 833-3023
                ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            With a copy to:
                           Gary J. Singer, Esq.
                         O'Melveny & Myers LLP
                        610 Newport Center Drive
                              Suite 1700
                     Newport Beach, California 92660

                          December 1, 2000
                ----------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    DONALD M. KOLL

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States



 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,929,436 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,929,436 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,929,436 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)


14.  TYPE OF REPORTING PERSON
          IN

*See Instructions Before Filling Out!

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE DONALD M. KOLL SEPARATE PROPERTY TRUST
    U/T/D APRIL 8, 1998

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,929,436 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,929,436 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,929,436 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          00

*See Instructions Before Filling Out!

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE KOLL COMPANY
    95-2262089

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,929,436 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,929,436 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,929,436 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          C0

*See Instructions Before Filling Out!

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE KOLL HOLDING COMPANY
    33-0657131

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
  SHARES                     -0-
BENEFICIALLY
  OWNED BY            8.  SHARED VOTING POWER
   EACH                     8,929,436 (See Item 5)
 REPORTING            9.  SOLE DISPOSITIVE POWER
  PERSON                     -0-
   WITH              10.  SHARED DISPOSITIVE POWER
                            8,929,436 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,929,436 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          C0

*See Instructions Before Filling Out!

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission with respect to CB Richard Ellis Services, Inc. (the "Issuer") on November 15, 2000 (the "Schedule 13D") by Donald M. Koll, the Donald M. Koll Separate Property Trust u/d/t April 8, 1999, The Koll Company and The Koll Holding Company. Unless otherwise defined herein, all capitalized terms shall have the meanings given them in the
Schedule 13D.

     Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.        Identity and Background.

     Item 2 of the Schedule 13D is hereby amended by deleting any references in paragraphs eight and nine thereof to Jeffrey W.
Ubben and George F. Hamel, Jr. Mr. Ubben resigned each of his positions as Managing Partner of BLUM LP, Managing Partner and Director of
RCBA Inc. and Managing Member of RCBA GP as of June 9, 2000.  Mr.
Hamel resigned each of his positions as Partner of BLUM LP, Partner of RCBA Inc. and Member of RCBA GP as of June 9, 2000.

     Item 2 of the Schedule 13D is further amended by adding each of Kevin A. Richardson, II, Jeffrey A. Cozad, and Jose S. Medeiros as a Member of RCBA GP and a Partner of RCBA, Inc.
With respect to each of Messrs. Richardson, Cozad and Medeiros, his principal occupation is Partner of BLUM LP and his principal business office address is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Messrs. Richardson and Cozad are U.S. citizens. Mr. Medeiros is a citizen of Brazil.

Item 4.        Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     By letter dated December 1, 2000 from Newco to the Board of Directors of the Issuer (the "Proposal Extension Letter") (attached hereto as Exhibit 5), Newco extended the deadline for responding to the Proposed Transactions described in the Proposal Letter (the "Proposal") until 5:00 p.m., California time, on December 31, 2000, after which time, unless earlier accepted, Newco may terminate the Proposal at any time.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting paragraphs one, five and six and replacing them with the following paragraphs:

     The Reporting Persons believe that there are currently
21,213,928 shares of Common Stock outstanding. Koll directly owns 319,983 shares of Common Stock, all of which represent shares of Common Stock underlying options and warrants which are currently exercisable or become exercisable within 60 days of December 4, 2000 (the "Koll Options"). Koll Holding directly holds 813,036 shares of the Common Stock (the "Koll Holding Shares" and, collectively with the Koll Options, the "Koll Shares"), which include 78,746 shares of Common
Stock underlying stock warrants which are currently exercisable.
As described below in Item 6, Koll Holding has granted an option and warrant to Wirta exercisable for up to 577,526 shares of the Koll
Holding Shares (the "Wirta Option").  Under the option agreement,
Koll Holding presently has no right to dispose of the shares subject to the Wirta Option, although it retains voting power over the shares.

     Koll has sole voting and investment power over the shares subject to the Koll Options. Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. Except for the aforementioned restriction on dispositive power with respect to the shares subject to the Wirta Option, each of Koll, the Koll Trust, Koll Co. and Koll Holding shares the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Koll Holding Shares. As such, Koll is deemed to beneficially own all of the Koll Shares, which total 1,133,019 shares. The Koll Trust, Koll Co. and Koll Holding are deemed to beneficially own the Koll Holding
Shares, which total 813,036 shares. Based on the assumption that there are 21,213,928 shares of Common Stock outstanding, the Koll Holding
Shares constitute approximately 3.7% and the Koll Shares constitute approximately 5.1% of the outstanding Common Stock.

     The Reporting Persons have been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each is deemed to beneficially own 3,767,347 shares (17.5%) of the Common Stock, which includes 364,884 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after December 1, 2000, (ii) FSEP, FS Capital and FS Holdings each is deemed to beneficially own 3,630,033 shares (16.8%) of the Common Stock, which includes 351,585 shares of the Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (iii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 137,314 shares (less than 1%) of Common Stock, which includes 13,299 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000. The Reporting Persons have been further advised that with respect to the shares of Common Stock beneficially owned by the FS Parties, each FS Investor has shared power to vote or to direct the vote of the shares beneficially owned by such FS Investor and shared power to dispose of or to direct the disposition of the shares beneficially owned by such FS Investor.

     The Reporting Persons have been advised that Wirta beneficially owns 647,526 shares of Common Stock, which includes (i) 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (ii) an option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. These holdings constitute approximately 3.0% of the Common Stock.

Item 7.        Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     5.   Proposal Extension Letter dated December 1, 2000.

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:    December 4, 2000

                                   DONALD M. KOLL,
                                   an individual


                                   /s/ Donald M. Koll
                                   ------------------------------


                                   KOLL SEPARATE PROPERTY TRUST
                                   u/d/t April 8, 1999


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Trustee


                                   THE KOLL COMPANY,
                                   a California corporation


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Chairman of the Board and
                                       Chief Executive Officer


                                   THE KOLL HOLDING COMPANY,
                                   a California corporation

                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       President